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Exhibit 99(a)(1)(I)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

AXCAN PHARMA INC., a Canadian	)
corporation, and SAULE HOLDINGS INC.,	)
a Delaware corporation,	)
)
Plaintiffs,	)
)
v.	)
	)	Civil Action No.
SALIX PHARMACEUTICALS, LTD., a	)
Delaware corporation, ROBERT P.	)
RUSCHER, CAROLYN J. LOGAN, JOHN	)
F. CHAPPELL, THOMAS W. D'ALONZO,	)
and RICHARD A. FRANCO,	)
Defendants.	)
)

VERIFIED COMPLAINT

        Plaintiffs Axcan Pharma Inc. ("Axcan") and Saule Holdings Inc. ("Saule" or "Purchaser"), a wholly-owned subsidiary of Axcan, by and through their undersigned counsel, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, allege as follows:

NATURE OF THE ACTION

        1.    Earlier today, plaintiff Purchaser commenced a non-coercive, non-discriminatory, all-cash, all-shares premium tender offer for outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix" or the "Company") that are not already owned by Axcan or Purchaser (the "Tender Offer"). This action seeks declaratory and injunctive relief requiring Salix to dismantle its takeover defenses, including its "poison pill," and enjoining Salix from amending Salix's bylaws or taking any other action to thwart the stockholder franchise or to frustrate the efforts of Salix's stockholders to reap the benefits of the Tender Offer.

        2.    Salix stockholders whose shares are purchased by the Purchaser in the Tender Offer will receive $8.75 per share in cash, representing a 40% premium to the average closing share price over the past 30 days and an aggregate value for Salix of approximately $203 million. The Tender Offer is the initial step in a two-step transaction pursuant to which Purchaser proposes to acquire all of the outstanding shares of Salix common stock. If successful, the Tender Offer will be followed by a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Axcan (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, it is anticipated that each then outstanding share of Salix (other than shares held by Axcan or any of its subsidiaries or shares held in the treasury of Salix) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

        3.    On or about January 10, 2003, the board of directors of Salix (the "Salix Board") adopted an amended stockholder rights plan (the "Rights Plan"), commonly known as a "poison pill," which is designed to obstruct any acquisition of Salix that does not have the approval of the Salix Board. In anticipation of the Rights Plan, the Salix Board had declared in December 2002 a dividend of one preferred share purchase right (a "Right") for each share of Salix common stock outstanding as of January 20, 2003. The Rights Plan provides the Salix Board with the power to prevent summarily the consummation of the non-coercive, non-discriminatory, all-cash, all-shares, premium Tender Offer. The Rights Plan was adopted without the approval of Salix's stockholders and if the Rights Plan remains in effect and applicable to the Tender Offer, it will impede the right of Salix's stockholders to decide whether to accept this premium offer for their shares and will impose an insurmountable obstacle to Purchaser's consummation of the Tender Offer. Moreover, the Salix Board will be able to prevent Axcan and Purchaser from consummating the Proposed Merger for at least three years unless the Salix Board exempts the Tender Offer from restrictions imposed by Section 203 of the Delaware General Corporation Law ("Section 203").

        4.    The Tender Offer is conditioned upon, among other things, (i) the redemption or inapplicability of the Rights Plan; (ii) the exemption of the Tender Offer from Section 203; and (iii) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of Salix shares which, when combined with the Salix shares owned by Axcan, Purchaser and their affiliates, represent a majority of the outstanding Salix shares on a fully diluted basis. By failing to take action to satisfy the conditions to the Tender Offer, the individual members of the Salix Board have breached their fiduciary duties owed to Salix stockholders under Delaware law. Salix stockholders, including Axcan and Purchaser, will be irreparably harmed absent relief from this Court.

THE PARTIES

        5.    Plaintiff Axcan is a corporation incorporated under the laws of the Canada Business Corporations Act having its principal executive offices in Mont St-Hilaire, Quebec, Canada. Axcan is a leading specialty pharmaceutical company that develops, manufactures, markets and distributes a broad line of gastrointestinal ("GI") products to treat patients suffering from GI diseases and related disorders.

        6.    Plaintiff Saule is a Delaware corporation and a wholly-owned subsidiary of Axcan with its principal executive offices in Birmingham, Alabama. Saule is the record owner of 100 shares of Salix common stock.

        7.    Defendant Salix is a Delaware corporation with its principal executive offices in Raleigh, North Carolina. According to its most recent Form 10-K, Salix is a "specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract."

        8.    Defendant Robert P. Ruscher ("Mr. Ruscher") is the current Executive Chairman of the Salix Board. He was the former President and Chief Executive Officer ("CEO") of Salix from November 1999 until July 2002.

        9.    Defendant Carolyn J. Logan ("Ms. Logan") is the current President and CEO of Salix and has served in this capacity since July 2002. She is also a member of the Salix Board.

        10.    Defendants John F. Chappell, Thomas W. D'Alonzo and Richard A. Franco are current directors of Salix (collectively, along with Mr. Ruscher and Ms. Logan, the "Director Defendants"). The Director Defendants, as directors of Salix, owe fiduciary duties of care, loyalty, candor and good faith to Salix stockholders.

FACTUAL BACKGROUND

A.    Axcan's Repeated Attempts To Negotiate a Business Combination With Salix.

        11.    Axcan and Salix have had general discussions regarding a potential business combination for a number of years. Given that both Axcan and Salix are in the same general industry and market, namely, the development and marketing of pharmaceutical products for the treatment of gastrointestinal disorders, a possible business combination between the companies was always a potentially attractive option to both parties. In light of the recent trend of consolidation in the specialty pharmaceutical industry and market conditions, Axcan's interest in potentially acquiring Salix has intensified.

        12.    In the discussions during mid-2002 through early 2003 between representatives of the two companies regarding a possible business combination, Mr. Ruscher expressed concern about the nationality of the combined company. Mr. Ruscher expressed a strong objection to having a combined company with its principal place of business in Canada or to having shares of the combined company traded both on Canadian and United States stock exchanges. Indeed, Mr. Ruscher flatly asserted that he did not want to own shares in a "Canadian company." In sum, Mr. Ruscher's position was that if the business were to be based out of Canada, Salix would not be interested in a business combination with Axcan.

        13.    During January 2003, discussions regarding a potential business combination between Axcan and Salix continued. On January 24, 2003, Leon F. Gosselin, Axcan's President and CEO ("Mr. Gosselin"), sent a memorandum (the "January 24 Memorandum") to Mr. Ruscher, stating that the "possibility of combining our respective businesses" is a "very high priority to Axcan." In the January 24 Memorandum, Mr. Gosselin set forth a list of advantages of combining Axcan and Salix, including: (i) increased market capitalization; (ii) increased shareholder base, float and trading volumes; (iii) increased revenue base; (iv) continued profitability; (v) greater potential for short-term and medium-term growth; (vi) expanded and highly motivated sales force; and (vii) increased research and development activities. Mr. Gosselin confirmed that Axcan intended to proceed expeditiously to consummate a transaction and that Axcan intended that the stockholders of Salix would be treated fairly in any transaction.

        14.    The January 24 Memorandum was sent in anticipation of a meeting of members of Axcan and Salix management that was scheduled for January 30, 2003. This was a highly anticipated meeting in which important and substantive aspects of a potential business combination were to be discussed.

        15.    On January 27, 2003, Mr. Ruscher abruptly cancelled the meeting with Axcan that was scheduled for only three days later. The cancellation came in the form of an e-mail from Mr. Ruscher's assistant to Mr. Gosselin's assistant. On or about January 28, 2003, David Mims, Axcan's Executive Vice President and Chief Operating Officer ("Mr. Mims"), unsuccessfully tried to contact Mr. Ruscher to express concern about the cancellation of the meeting and to request that Mr. Ruscher contact him to reschedule the meeting. In response to the call by Mr. Mims, Mr. Ruscher left a voicemail for Mr. Mims in late January 2003 indicating that the Salix Board believed that the Company was undervalued and reiterating the concerns he had previously articulated in discussions since mid-2002.

        16.    Following this voicemail from Mr. Ruscher, Axcan continued to make overtures and inquiries to Salix regarding a possible business combination. Although Messrs. Gosselin and Ruscher tentatively scheduled a meeting to be held in February 2003, such a meeting never took place. On February 18, 2003, Mr. Gosselin e-mailed Mr. Ruscher and suggested that they meet on March 6, 2003. Mr. Ruscher did not respond to Mr. Gosselin's request. Thus, Axcan has been left with no option other than to pursue a business combination on an unsolicited basis.

B.    Axcan Initiates Tender Offer and Proposed Acquisition.

        17.    Given the refusal of Salix to engage in any meaningful discussions with Axcan despite Axcan's numerous efforts, it is clear that the Salix Board will not accept the Proposed Acquisition despite its clear-cut and significant economic benefits to the Salix stockholders. Rather, the Salix Board will maintain Salix's anti-takeover devices and actively oppose the Proposed Acquisition. Because Salix has declined to accept the substantial benefits of the Proposed Acquisition, Axcan has been forced to take its offer directly to the Salix stockholders by causing Purchaser to commence the Tender Offer.

        18.    In addition, Axcan soon will be filing with the Securities and Exchange Commission preliminary solicitation materials in connection with its solicitation of proxies so that, at the upcoming annual meeting scheduled for June 19, 2003 (the "Annual Meeting") or at a special meeting called by stockholders, the Director Defendants may be removed from the Salix Board and individuals nominated by Axcan may be elected to the Salix Board.

        19.    If elected, Axcan expects that the Axcan nominees will, subject to their fiduciary duties, redeem the Rights (or amend the Rights Plan to make the Rights inapplicable to the Tender Offer and the Proposed Merger), approve the Tender Offer and the Proposed Merger under Section 203, and take such other actions as may be required to facilitate the prompt consummation of the Proposed Acquisition.

        20.    In furtherance of the solicitation of proxies, Purchaser is demanding that Salix produce a list of its stockholders and related stocklist materials.

        21.    Axcan believes that, in the absence of inequitable conduct by Salix, Salix's stockholders will replace Salix's current directors with Axcan's nominees at the next stockholder meeting and, if necessary, will take other actions designed to negate any inequitable conduct by the Salix Board undertaken to impede the Proposed Acquisition.

        22.    Because Axcan's solicitation of proxies, which will be conducted in reliance on Salix's current bylaws, threaten the incumbency of the current members of the Salix Board, Axcan believes that Salix may purport to amend the bylaws in order to delay or thwart the Annual Meeting or any special meeting called by stockholders, or otherwise frustrate the ability of Salix's stockholders to exercise their voting rights. Any amendments to Salix's bylaws or other manipulations of corporate machinery having the effect of hindering the ability of Salix's stockholders to exercise their rights as they currently exist would serve no legitimate purpose and would clearly constitute unlawful entrenchment by the Director Defendants in violation of their fiduciary duties under Delaware law.

C.    The Salix Rights Plan.

        23.    Pursuant to the Rights Plan, the Rights are distributed and become exercisable for one one-hundredth of a share of Salix's Series A Junior Participating Preferred Stock (the "Preferred Shares") at a price of $100 on the earlier of: (i) the public announcement that any person or group has acquired beneficial ownership of 20% or more of Salix's common stock (an "Acquiring Person") or (ii) ten business days (or a later date determined by the Salix Board before a person or group becomes an Acquiring Person) after a person or group commences a tender or exchange offer, or announces the intention to do so, which, if consummated, would result in the beneficial acquisition by any person or group of 20% or more of Salix's common stock (the earlier of (i) and (ii) being referred to as the "Distribution Date"). The Rights expire on January 9, 2013, unless earlier redeemed or exchanged by Salix.

        24.    The Preferred Shares are structured so that each one one-hundredth of a Preferred Share has voting rights and economic value equivalent to one share of Salix common stock. The primary purpose of the Rights Plan is not to enable the purchase of the Preferred Shares at the greatly inflated price of $100 for each one one-hundredth of a Preferred Share, but to allow the holder of the Right, under certain circumstances, to purchase Preferred Shares or an acquiror's common stock at a deep discount. If and when a person becomes an Acquiring Person, all Rights other than those held by the Acquiring Person "flip-in" and each Right becomes exercisable for Preferred Shares equivalent in value to twice the exercise price of the Right. Thus, for the exercise price of $100, the holder of a Right may purchase Preferred Shares having a market value of $200. If and when Salix engages in a merger or a similar transaction, the Rights "flip-over" and become exercisable for shares of the acquiror's common stock at the same deep discount price of "two for the price of one." Thus, stockholders have no economic incentive to exercise the Rights until a person triggers the "flip-in" and/or "flip-over" provisions by becoming an Acquiring Person.

        25.    Under the Rights Plan, the Salix Board can redeem the Rights, at a redemption price of $.0001 per Right, at any time prior to any person or group becoming an Acquiring Person. Once a stockholder has become an Acquiring Person but before the Acquiring Person has acquired 50% of the Company's outstanding common stock, the Rights can be exchanged by the Salix Board for one one-hundredth of a Preferred Share or cash or an equivalent security.

        26.    Purchaser launched the Tender Offer on April 10, 2003. Purchaser's acceptance of shares tendered pursuant to its Tender Offer will result in it becoming an Acquiring Person under the Rights Plan, will make the Rights exercisable for Preferred Shares at a discount of 50% of their market value, will make the Tender Offer economically infeasible for Purchaser to accomplish, and will deprive Salix's stockholders of the ability to tender their shares unless the Salix Board redeems the Rights or amends the Rights Plan to render it inapplicable to the Tender Offer. Thus, if the relief requested is not granted, the Rights Plan will remain in place, thus effectively voiding the Tender Offer and resulting in a breach of the Director Defendants' fiduciary duties.

D.    The Delaware Business Combination Statute.

        27.    Section 203 of the Delaware General Corporation Law, entitled "Business Combinations with Interested Stockholders," applies to any Delaware corporation that has not opted out of the statute's coverage. Salix has not opted out of the statute's coverage.

        28.    Section 203 was designed to impede coercive and inadequate tender and exchange offers. Section 203 provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires at least 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        29.    Application of Section 203 to the Proposed Acquisition will delay the Proposed Merger for at least three years. Accordingly, three years of the substantial benefits of the Proposed Acquisition will be forever lost. Additionally, any number of events could occur within those three years that would prevent the Proposed Merger altogether.

IRREPARABLE INJURY

        30.    The unlawful actions of Salix, including its failure to accept the Proposed Acquisition, its failure to redeem the Rights Plan, and its failure to exempt the Tender Offer from Section 203 will prevent its stockholders from receiving the benefits of the Proposed Acquisition and will thereby cause Salix stockholders irreparable harm. Unless the Salix Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost. The injury to Axcan and Purchaser will not be compensable in money damages and plaintiffs have no adequate remedy at law.

COUNT I
(Breach of Fiduciary Duty: The Rights Plan)

        31.    Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

        32.    The Director Defendants owe Salix stockholders the highest duties of care, loyalty, candor and good faith.

        33.    The Rights Plan is designed to thwart any acquisition of Salix that does not have the approval of the Salix Board. Indeed, the Rights Plan provides the Salix Board with the power to prevent summarily the consummation of the all-cash, all-shares, non-coercive, non-discriminatory, premium Tender Offer. In light of the superior value offered to Salix stockholders by the Proposed Acquisition, there is no legitimate reason for the Salix Board to retain the Rights Plan. The Director Defendants' presumptive failure to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition deprives Salix stockholders of the right to maximize their wealth by selling their Salix shares at the premium price offered by the Proposed Acquisition.

        34.    The Director Defendants' presumptive failure to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Tender Offer and/or the Proposed Merger, which pose no threat to the interests of Salix stockholders or to Salix's corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Salix stockholders under applicable Delaware law.

        35.    Axcan and Purchaser have no adequate remedy at law.

COUNT II
(Breach of Fiduciary Duty: Section 203)

        36.    Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

        37.    The Director Defendants owe Salix stockholders the highest duties of care, loyalty, candor and good faith.

        38.    The Salix Board is empowered by Section 203 to render the statute inapplicable to the Proposed Acquisition by approving the Tender Offer.

        39.    In light of the superior value offered to Salix stockholders by the Proposed Acquisition, there is no legitimate reason for the Salix Board to fail to approve the Tender Offer or to fail to take any other steps necessary to render Section 203 inapplicable to the Proposed Acquisition. Such failures only have the effect of withholding from Salix stockholders the right to maximize their wealth by selling their Salix shares at the premium price offered by the Proposed Acquisition.

        40.    The Director Defendants' failure to approve the Tender Offer or otherwise render Section 203 inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Proposed Acquisition, which poses no threat to the interests of Salix stockholders or to Salix's corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Salix's stockholders under applicable Delaware law.

        41.    Axcan and Purchaser have no adequate remedy at law.

COUNT III
(Declaratory and Injunctive Relief: Anti-Takeover Devices)

        42.    Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

        43.    The Director Defendants owe Salix stockholders the highest duties of care, loyalty, candor and good faith.

        44.    The Tender Offer is non-coercive and non-discriminatory, it is fair to Salix stockholders, it poses no threat to Salix's corporate policy and effectiveness, and it represents a substantial premium over the market price of Salix common stock prior to the public announcement of the Tender Offer.

        45.    Adoption of any defensive measures against the Tender Offer, the Proposed Merger, possible future actions by Axcan in furtherance of consummating the Proposed Acquisition (such as solicitation of proxies or agent designations), or that would prevent a future board of directors from exercising its fiduciary duties—including, but not limited to, amendments to the Rights Plan, amendments to Salix's bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control—would itself be a breach of the Director Defendants' fiduciary duties to Salix stockholders.

        46.    Axcan and Purchaser have no adequate remedy at law.

COUNT IV
(Declaratory and Injunctive Relief: Annual Meeting)

        47.    Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

        48.    The Director Defendants owe Salix stockholders the highest duties of care, loyalty, candor and good faith.

        49.    The Annual Meeting of the Salix stockholders is currently scheduled for June 19, 2003. Axcan intends to solicit proxies to elect independent directors to the Salix Board at the Annual Meeting. Any action by the Salix Board to adjourn or postpone the Annual Meeting, or to interfere with the proposed date of the Annual Meeting, would delay and/or thwart the exercise of stockholder voting rights without compelling justification and would thereby cause irreparable harm.

        50.    Axcan and Purchaser have no adequate remedy at law.

COUNT V
(Declaratory and Injunctive Relief: The Right to Call a Special Meeting)`

        51.    Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

        52.    The Director Defendants owe Salix stockholders the highest duties of care, loyalty, candor and good faith.

        53.    Under the bylaws of Salix, a special meeting of the Salix stockholders may be called by the holders of not less than 10% of all of the shares entitled to cast votes at a stockholder meeting. Any action by Salix to eliminate or hinder the right of stockholders to request a call of a special meeting of stockholders, or to affect the prescribed time period when the special meeting must be held, or to interfere with any efforts to call a special meeting, or to impede possible consideration by Salix stockholders at a special meeting of the removal of the current Salix directors and the election of Axcan's and Purchaser's nominees to the Salix Board would thwart the exercise of stockholder voting rights without compelling justification and would thereby cause irreparable harm.

        54.    Axcan and Purchaser have no adequate remedy at law.

COUNT VI
(Declaratory and Injunctive Relief: Nomination of Directors)

        55.    Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

        56.    The Director Defendants owe Salix stockholders the highest duties of care, loyalty, candor and good faith.

        57.    Axcan's and/or Purchaser's actions to provide proper notice of its intent to nominate directors for election at the Annual Meeting of Salix stockholders and Axcan's and/or Purchaser's solicitation of proxies in connection with such election will comply with Salix's bylaws as currently enacted. Any action by Salix to hinder the ability of Axcan and/or Purchaser to propose their nominees for consideration by the Salix stockholders would impermissibly impede and/or delay Salix stockholders from exercising their rights. Moreover, any action to negate the effectiveness of Axcan's and/or Purchaser's upcoming properly delivered notification of their director nominees would eviscerate the ability of Salix stockholders to change the composition of the Salix Board at a meeting of the Salix stockholders. There cannot possibly be compelling justification for any such action which would guarantee that the incumbent board could always and continuously frustrate the purposes of and/or delay a stockholder meeting with the effect of preventing the election of stockholder-nominated directors. Any such action would delay and/or thwart the exercise of stockholder voting rights without compelling justification and would thereby cause irreparable harm.

        58.    Axcan and Purchaser have no adequate remedy at law.

        WHEREFORE, plaintiffs respectfully request that this Court:

          a.    declare that the Director Defendants have breached their fiduciary obligations to Salix stockholders under Delaware law by failing to redeem the Rights in response to the Tender Offer or rendering the Rights Plan inapplicable to the Proposed Acquisition;

          b.    compel Salix and its Director Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;

          c.    declare that the Director Defendants have breached their fiduciary obligations to Salix stockholders under Delaware law by failing to render Section 203 inapplicable to the Proposed Acquisition;

          d.    compel the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or to apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

          e.    temporarily, preliminarily and permanently enjoin Salix, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect to the Rights Plan, except to redeem the Rights or render the Rights Plan inapplicable to the Proposed Acquisition, and from adopting any other Rights Plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Proposed Acquisition or the efforts of Axcan to acquire control of Salix;

          f.      temporarily, preliminarily and permanently enjoin defendants, their affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan or Section 203 in any other court;

          g.    declare that the adoption of any further measure—including, but not limited to, amendments to the Rights Plan, amendments to Salix's bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control—that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger, or Axcan's and/or Purchaser's solicitation of proxies, call of a special meeting, or nomination of directors constitutes a breach of the Director Defendants' fiduciary duties;

          h.    enjoin Salix and the Director Defendants from adopting any further measure—including, but not limited to, amendments to the Rights Plan, amendments to Salix's bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control—that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, the Proposed Merger, Axcan's and/or Purchaser's

  solicitation of proxies, call of a special meeting, or nomination of directors for election to the Salix Board;

          i.      enjoin Salix and the Director Defendants from taking any action to delay, impede, postpone or thwart the voting or other rights of Salix stockholders in connection with the Annual Meeting or a possible special meeting;

          j.      award plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

          k.    grant plaintiffs such other and further relief as this Court may deem just and proper.

/s/ Kevin G. Abrams
Of Counsel:
Michael D. Levin
Thomas E. Keim, Jr.
Latham & Watkins Illinois LLC
233 South Wacker Drive, Suite 5800
Chicago, Illinois 60606
(312) 876-7700

Marc Rappel
Charles W. Cox, II
Latham & Watkins LLP
633 West Fifth Street
Suite 4000
Los Angeles, California 90071
(213) 485-1234	Kevin G. Abrams Srinivas M. Raju Kelly C. Ashby Lisa M. Zwally Richards, Layton & Finger, P.A. One Rodney Square P.O. Box 551 Wilmington, Delaware 19899 (302) 651-7700 Attorneys for Plaintiffs
Dated: April 10, 2003

)
PROVINCE OF QUEBEC	)	SS.
)

VERIFICATION

        I, Richard Tarte, having been duly sworn according to law, verify as follows:

        1.    I am the General Counsel of Axcan Pharma Inc. ("Axcan"), a Canadian corporation, and am the Secretary of Saule Holdings Inc., ("Saule") a Delaware corporation and a wholly-owned subsidiary of Axcan. I have the authority to make this verification on the behalf of plaintiffs Axcan and Saule.

        2.    I have personally reviewed the attached Verified Complaint (the "Complaint").

        3.    Insofar as the matters contained in the Complaint concern the acts and deeds of Axcan and Saule, I know the allegations to be true and correct.

        4.    Insofar as the matters contained in the Complaint concern the acts and deeds of persons or entities other than Axcan and Saule, I believe the allegations to be true and correct.

Axcan Pharma Inc. Saule Holdings Inc.

	By:	/s/ Richard Tarte
Name: Richard Tarte Title: General Counsel of Axcan Pharma Inc.
Sworn to and subscribed before me		Secretary of Saule Holdings Inc.
this day of April, 2003

Notary Public/Commissioner of Oaths Quebec Bar Number

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  Exhibit 99(a)(1)(I)